FOIA CONFIDENTIAL TREATMENT REQUESTED

BY CYBER-ARK SOFTWARE LTD.

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

July 9, 2014

VIA EDGAR SUBMISSION AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Gabriel Eckstein, Esq.

Re:	Cyber-Ark Software Ltd.
Registration Statement on Form F-1
Reg. No. 333-196991

Dear Mr. Eckstein:

On behalf of our client, Cyber-Ark Software Ltd. (the “Company”), we are submitting this letter to provide certain information supplementally to assist the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s above-referenced registration statement on Form F-1 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, we have filed a separate letter (the “Request Letter”) with the Office of FOIA Services (the “FOIA Office”) in connection with a request for confidential treatment of certain portions of this letter under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Commission’s rules and regulations promulgated under FOIA. For the Staff’s reference, we have enclosed a copy of the Request Letter with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with Rule 83, the Company requests confidential treatment of the portions marked with “[***]” (the “Confidential Information”) of this letter and (b) the accompanying Request Letter (collectively, the

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***

CYBER-ARK SOFTWARE LTD. – 01.7.8.2014

July 9, 2014

“Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83. In accordance with Rule 83, this letter has also been clearly marked with the legend “CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83” and each page is marked for the record with the identifying numbers and code “CYBER-ARK SOFTWARE LTD. – 01.7.8.2014” through “CYBER-ARK SOFTWARE LTD.– 07.7.8.2014”.

The Company advises the Staff that based on discussions with the lead underwriters for its proposed initial public offering (the “Offering”), it currently expects the price per share in the Offering to be between $[***] and $[***]. The Company does not intend to effect any share split. Such price range is subject to change based upon market conditions, Company performance and other factors. The price range included in the preliminary prospectus prior to the time of effectiveness will be narrowed to a $2.00 range.

Attached as Exhibit A for review by the Staff is new disclosure that the Company proposes to include in the MD&A section of the Registration Statement at the end of the section titled “—Application of Critical Accounting Policies and Estimates—Share-Based Compensation,” which explains the increase in value of the Company’s ordinary shares since the time of the Company’s most recent option grant in April 2014.

Attached as Exhibit B for review by the Staff is the framework that the Company proposes to use in order to provide investors with preliminary information regarding its estimated results of operations for the quarter ended June 30, 2014.

The Company intends to file an amended Registration Statement with the SEC today. In connection with pages 83 and 84 of such filing, the Company refers the Staff to its response to comment 26 in the Company’s letter dated July 9, 2014. In that comment, the Staff requested that the Company provide additional quantitative disclosures related to a number of the case studies. The Company was unable to do so at the time as a result of certain customer sensitivities regarding expenditures in its industry. The Company has now replaced one of the case studies previously included in the Registration Statement in order to enable it to provide additional quantification with respect to the case studies.

The Company expects to file a second amendment to its Registration Statement with the SEC immediately prior to the launch of the Company’s roadshow, which is currently scheduled for July 18, 2014.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***

CYBER-ARK SOFTWARE LTD. – 02.7.8.2014

July 9, 2014

Please direct any questions or comments concerning this letter to Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP.

Sincerely,

/s/ White & Case LLP

White & Case LLP

CJD

cc:	Joshua Siegel, Chief Financial Officer, Cyber-Ark Software Ltd.

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CYBER-ARK SOFTWARE LTD. – 03.7.8.2014

July 9, 2014

Exhibit A

[***]

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CYBER-ARK SOFTWARE LTD. – 04.7.8.2014

July 9, 2014

Exhibit B

Recent Developments

Our consolidated financial statements for the three months ended June 30, 2014 are not yet available. Accordingly, the information presented below reflects our preliminary results subject to the completion of our financial closing procedures and any adjustments that may result from the completion of the quarterly review of our consolidated financial statements. As a result, these preliminary results may differ from the actual results that will be reflected in our consolidated financial statements for the quarter when they are completed and publicly disclosed. These preliminary results may change and those changes may be material.

Our expectations with respect to our unaudited results for the period discussed below are based upon management estimates and are the responsibility of management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary results and, accordingly, does not express an opinion or any other form of assurance about them.

Because we have not completed our closing processes, we are unable to estimate the amount of taxes on income and, accordingly, are unable to estimate our net income. We have provided below our income before taxes on income. Although we are not able to estimate the amount of taxes on income, we have not identified any unusual or unique events or trends with respect to that line item that occurred during the three months ended June 30, 2014 and that might materially affect our net income for that quarter. We believe that the following information about our income before taxes on income, even when unaccompanied by information regarding our net income, is still helpful to an investor’s understanding of our operating performance.

	Three months ended June 30,
	2013	2014
	(in thousands)
Consolidated Financial Information:
Revenues:
License	$9,717	$[—]-$[—]
Maintenance and professional services	6,767	[—]-[—]

Total revenues	16,484	[—]-[—]
Gross profit	14,240	[—]-[—]
Operating income	2,877	[—]-[—]
Income before taxes on income(1)	[—]	[—]-[—]
Supplemental Financial Data:
Non-GAAP operating income(2)	$2,972	$[—]-$[—]
Non-GAAP income before taxes on income(2)	[—]	[—]-[—]
Cash, cash equivalents and short-term bank deposits	[—]	[—]
Total deferred revenues (as of period end)	19,649	[—]-[—]

(1)	Includes (i) share-based compensation expense in the amounts described in footnote (2) below and (ii) financial expenses resulting from the revaluation of warrants to purchase preferred shares in the amount of $152,000 and $[—] for the three months ended June 30, 2013 and 2014, respectively.

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CYBER-ARK SOFTWARE LTD. – 05.7.8.2014

July 9, 2014

(2)	Non-GAAP operating income and non-GAAP income before taxes on income are non-GAAP financial measures. For a discussion of our presentation of non-GAAP financial measures, see footnote (6) to “Summary Consolidated Financial Data” beginning on page [—] of this prospectus. We encourage you to review our financial information in its entirety and not rely on a single financial measure. The following tables present a reconciliation of our operating income and income before taxes on income, the most directly comparable U.S. GAAP measures, to Non-GAAP operating income and Non-GAAP income before taxes on income.

Reconciliation of Operating Income to Non-GAAP Operating Income:
Operating income		$2,877	$[—]-$[—]
Share-based compensation		95	[—]-[—]

Non-GAAP operating income		$2,972	$[—]-$[—]
Reconciliation of Income Before Taxes on Income to Non-GAAP Income Before Taxes on Income:
Income before taxes on income	$	[—]	$[—]-$[—]
Share-based compensation		95	[—]-[—]
Warrant adjustment		152	[—]-[—]

Non-GAAP income before taxes on income	$	[—]	$[—]-$[—]

Revenues

We estimate total revenues to be in a range from $[—] million to $[—] million for the three months ended June 30, 2014, compared to $16.5 million for the three months ended June 30, 2013. This increase was due to increased sales volume of our solution. We increased our number of customers from approximately [—] as of June 30, 2013 to approximately [—] as of June 30, 2014.

We estimate our license revenues will be in a range from $[—] million to $[—] million for the three months ended June 30, 2014. In the three months ended June 30, 2014, approximately [—]% of license revenues were generated from sales to customers from whom we had generated revenues before this period.

We estimate our maintenance and professional services revenues will be in a range from $[—] million to $[—] million for the three months ended June 30, 2014.

Gross Profit

Gross profit increased by between $[—] million and $[—] million, or [—]% to [—]%, from $14.2 million in three months ended June 30, 2013 to $[—] million in the same period in 2014. Gross margins [increased/decreased] from 86.4% to [—]% during the same period. This increase was due to [—].

Operating Income

Operating income [increased/decreased] by between $[—] million and $[—] million, or [—]% to [—]%, from $2.9 million in three months ended June 30, 2013 to $[—] million in the same period in 2014. Operating expenses [increased/decreased] during this period compared to the prior period due to [—].

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CYBER-ARK SOFTWARE LTD. – 06.7.8.2014

July 9, 2014

Income Before Taxes on Income

Income before taxes on income [increased/decreased] by between $[—] million and $[—] million, or [—]% to [—]%, from $[—] million in three months ended June 30, 2013 to $[—] million in the same period in 2014. Financial income (expenses), net [increased/decreased] during this period compared to the prior period due to [—].

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***

CYBER-ARK SOFTWARE LTD. – 07.7.8.2014